July 2, 2024	Orrick, Herrington & Sutcliffe LLP
222 Berkeley St.
VIA EDGAR	Suite 2000
Boston, MA 02116
United States Securities and Exchange Commission	+1 (617) 880-1800
Division of Corporation Finance	orrick.com
Office of Manufacturing	Albert W. Vanderlaan
100 F Street NE	E avanderlaan@orrick.com
Washington, D.C. 20549	D +1 617-880-2219

Attn:	Thomas Jones

Jay Ingram

Re:	Serve Robotics Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 28, 2024 File No. 333-280071

Ladies and Gentlemen:

On behalf of our client, Serve Robotics Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 that was filed with the Commission on June 28, 2024 (the “Amended Registration Statement”), contained in the Staff’s letter dated July 1, 2024 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed June 28, 2024

Plan of Distribution, page 89

1.	We note your disclosure on page 89 that your selling stockholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Also confirm your understanding that purchases by a broker-dealer as principal and resales by the broker-dealer for its account would constitute a material change requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms its understanding that (i) the retention by a selling stockholder of an underwriter and (ii) purchases by a broker-dealer as principal and resales by the broker-dealer for its account each would constitute a material change to the plan of distribution requiring a post-effective amendment to the Amended Registration Statement.

* * *

July 2, 2024

Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP
Orrick, Herrington & Sutcliffe LLP

cc: Ali Kashani, Serve Robotics Inc.